UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 25, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer



Santander

2nd Quarter 2018
(BR GAAP) Results

Disclaimer

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

Santander

Agenda

Generating **recurrent results**

	2Q18		1H18	
Net Interest Income	+3%	QoQ	+15%	YoY
Fees	+3%	QoQ	+12%	YoY
Efficiency Ratio	-42bps	QoQ	-433bps	YoY



ROE (%)
+867bps
19.5
10.9
11.6
12.8
13.0
15.8
19.1
2Q13
2Q14
2Q15
2Q16
2Q17
1Q18
2Q18

Consistent profitable market share gain

- **Loans**[1]
  Balance, May-18
  9.2%
  +80 bps YoY

- **Deposits**[1]
  Balance, May-18
  10.3%
  +165 bps YoY

Vehicles
23.9%[1]
(+201 bps YoY)
in total loans

Cards
13.8%[2]
(+92 bps YoY)
in credit turnover

Getnet
13.2%[3]
(+216 bps YoY)
in total turnover

Payroll Loans
12.2%[1]
(+195 bps YoY)
in origination

SMEs
11.2%[4]
(+223 bps YoY)
in loan portfolio

Agro
6.5%[1]
(+217 bps YoY)
in LCA

[1] BACEN, data as of May-18. For better comparability, the month of May was considered for all periods. [2] ABECS, 1Q18. "Monitor Bandeiras". Methodology includes all acquirings. [3] ABECS - Acquirings, 1Q18. [4] BACEN, March-18.

Continued customer base growth and innovative solutions reinforce the products we offer

Santander

Active customers | million


10%
19.7
20.6
22.7
Jun/16
Jun/17
Jun/18

Customers[1] base has been growing for 37 consecutive months

Loyal customers | million

4.8 +25% YoY

Digital customers | million

9.8 +33% YoY

nps[2]

Net promoter score


51
49
1Q18
2Q18



"Meus compromissos"
Enhanced financial management on mobile devices



SuperGet
More innovations in the sales management app



Select Direct
Greater convenience and agility



Itinerant mini-branch
Innovative project created to meet customer needs in any region of the country

[1] Active customer accounts. [2] Methodology that makes daily evaluations of the likelihood of customers recommending Banco Santander based on their experience with the Bank, across the entire branch network and service channels.

Agenda

Santander

Well-diversified results

Brazil contributed **26%** of 1H18 results

26% | 15% | 14% | 13% SCF | 7%

7% | 6% | 4% | 3% | 3%



51%
America¹
49%
Europe

Attributable Profit
(EUR million)



25%
3,237
4,050
1H17
1H18

Ratings

	LONG TERM	SHORT TERM	OUTLOOK
Moody's	A2	P-1	Stable
Standard & Poor's	A	A-1	Stable
Fitch Ratings	A-	F2	Stable

(*) Excluding Corporate Center and real estate activities in Spain. [1]Includes 2% regarding other Latam.

Agenda

Anchored expectations suggest a gradual recovery of economic activity

GDP | Real annual growth (%)


-3.6
1.0
1.5
2.5
2.5
2016
2017
2018 (e)
2019 (e)
2020 (e)

Interest rate | SELIC (%)


13.75
7.00
6.50
8.00
8.00
2016
2017
2018 (e)
2019 (e)
2020 (e)

Inflation | IPCA (%)


6.3
3.0
4.1
4.1
4.0
2016
2017
2018 (e)
2019 (e)
2020 (e)

Exchange rate | (R$/US$)


3.26
3.30
3.70
3.70
3.67
2016
2017
2018 (e)
2019 (e)
2020 (e)

Source: Central Bank of Brazil (BACEN), IBGE, Focus Research projections (07/20/2018).

Agenda

Organic and recurrent growth confirms our ability to generate solid earnings

Net Profit reaches R$ 5.9 billion in 1H18, a 27%YoY growth


(R$ million)
30%
6%
27%
2,335
2,586
2,752
2,859
3,025
4,615
5,884
2Q17
3Q17
4Q17
1Q18
2Q18
1H17
1H18

Continuous improvement in profitability based on revenue growth and cost control

- **Revenues** boosted by customer base increase and greater transactionality
- Consistency in **risk management** and **cost discipline**
- **Loan portfolio** with positive performance among segments

Santander

Managerial P&L (R$ million)	1H18	1H17	12M	2Q18	1Q18	3M
Net Interest Income	20,623	17,966	14.8%	10,460	10,163	2.9%
Fees	8,409	7,501	12.1%	4,275	4,134	3.4%
Total Revenues	**29,032**	**25,467**	**14.0%**	**14,734**	**14,298**	**3.1%**
Allowance for Loan Losses	(5,256)	(4,624)	13.7%	(2,604)	(2,652)	-1.8%
General Expenses	(9,672)	(9,179)	5.4%	(4,867)	(4,805)	1.3%
Others	(4,718)	(4,960)	-4.9%	(2,435)	(2,283)	6.7%
Profit Before Taxes	**9,386**	**6,705**	**40.0%**	**4,829**	**4,557**	**6.0%**
Taxes and Minority Interest	(3,502)	(2,089)	67.6%	(1,804)	(1,698)	6.2%
Managerial Net Income	**5,884**	**4,615**	**27.5%**	**3,025**	**2,859**	**5.8%**

Santander

Focus on commercial efforts boosts loan NII for the year and quarter

Net Interest Income Breakdown *(R$ million)*


15%
15%
3%
20,623
10,460
17,966
10,163
9,863
9,498
9,098
5,032
4,459
2,383
2,649
2,733
1,922
2,157
1,705
1,945
900
805
1,054
1,010
968
13,886
11,562
7,177
6,709
6,522
6,119
5,973
2Q17
3Q17
4Q17
1Q18
2Q18
1H17
1H18
Loan
Funding
Other

Interest Income | Ratios


Loan
9.4%
9.4%
9.7%
10.0%
10.2%
Funding
1.6%
1.6%
1.6%
1.2%
1.3%
2Q17
3Q17
4Q17
1Q18
2Q18

Selic Interest Rate | Average

11.0%	9.2%	7.5%	6.7%	6.4%

Segment Mix | Loan


256.8
290.5
65%
69%
35%
31%
Jun.17
Jun.18
Retail
+401bps
Corporate
-401bps

Santander

Loan portfolio accelerates, with positive performance among segments



Loan Portfolio (R$ billion)
13%
4%
256.8
263.0
272.6
280.4
290.5
37.9%
38.9%
39.7%
40.5%
41.3%
14.4%
14.9%
15.4%
15.6%
15.6%
12.7%
12.5%
12.6%
12.2%
12.2%
35.0%
33.7%
32.4%
31.7%
31.0%
Jun.17
Sep.17
Dec.17
Mar.18
Jun.18
Individuals
Consumer Finance
SMEs
Corporate

R$ million	Jun 18	Jun 17	12M	3M
Individuals	119,837	97,414	23.0%	5.4%
Consumer Finance	45,369	36,988	22.7%	4.0%
SMEs	35,319	32,552	8.5%	2.9%
Corporate	89,954	89,811	0.2%	1.3%
Total	**290,479**	**256,765**	**13.1%**	**3.6%**
Other Transactions[1]	77,766	68,249	13.9%	5.8%
Expanded Portfolio	**368,245**	**325,014**	**13.3%**	**4.0%**

[1] Includes debentures, FIDC, CRI, international distribution promissory notes, promissory notes, acquiring activity-related assets and guarantees.

Santander

Funding from customers grows by 8% in the year, deposits are the highlight


Funding from Customers (R$ billion)
8%
3%
300.7
309.2
307.6
316.8
324.9
Jun.17
Sep.17
Dec.17
Mar.18
Jun.18

R$ million	Jun 18	Jun 17	12M	3M
Demand Deposits	17,369	16,175	7.4%	3.4%
Savings Deposits	42,571	37,064	14.9%	2.8%
Time Deposits + Debentures[1]	231,590	200,793	15.3%	5.7%
Financial Bills[2]	33,348	46,635	-28.5%	-15.7%
Funding from Customers	**324,879**	**300,668**	**8.1%**	**2.5%**
(-) Reserve Requirements	(69,416)	(65,012)	6.8%	12.7%
Others	75,802	57,173	32.6%	24.7%
Total Funding	**331,265**	**292,829**	**13.1%**	**4.8%**
Funds	302,162	272,118	11.0%	1.1%
Total Funding + AUM	**633,427**	**564,947**	**12.1%**	**3.0%**

[1] Includes LCI (Real Estate Credit Notes) and LCA (Agribusiness Notes). [2] Includes COE (Structured Notes Certificate).

Santander

Fees continue to be driven by the increase in customer base and loyalty


Fees (R$ million)
13%
3%
12%
3,792
3,871
4,239
4,134
4,275
7,501
8,409
2Q17
3Q17
4Q17
1Q18
2Q18
1H17
1H18

R$ million	1H18	1H17	12M	3M
Asset Management	510	509	0.1%	2.7%
Current Account	1,624	1,398	16.2%	3.6%
Lending Operations	785	740	5.9%	3.5%
Insurance	1,338	1,214	10.2%	2.1%
Cards	2,767	2,335	18.5%	3.5%
Collection Services	753	664	13.4%	1.5%
Securities Placement, Custody and Brokerage	353	340	3.8%	18.6%
Other	280	301	-6.9%	-3.7%
Total	**8,409**	**7,501**	**12.1%**	**3.4%**

Santander

Asset quality reflecting our risk model's accuracy

NPL from 15 to 90 days


6.3%
5.8%
5.7%
6.0%
5.7%
4.8%
4.5%
4.2%
4.3%
4.2%
3.4%
3.1%
2.5%
2.2%
2.4%
Jun.17
Sep.17
Dec.17
Mar.18
Jun.18

NPL over 90 days


3.9%
3.7%
3.7%
3.7%
3.8%
2.9%
2.9%
3.2%
2.9%
2.8%
2.0%
1.9%
2.5%
2.0%
1.7%
Jun.17
Sep.17
Dec.17
Mar.18
Jun.18

Coverage Ratio over 90 days


229%
230%
202%
216%
219%
Jun.17
Sep.17
Dec.17
Mar.18
Jun.18

Individuals Total Corporate & SMEs

Santander

Solid risk management reflected in improved cost of credit


Allowance for Loan Losses[1] (R$ million) and Cost of Credit (%)
3.2%
3.3%
3.5%
3.4%
3.2%
3.1%
3.3%
2,360
2,429
2,656
2,652
2,604
4,624
5,256
2,907
3,051
3,303
3,204
3,181
5,959
6,385
(547)
(622)
(648)
(552)
(577)
(1,335)
(1,129)
2Q17
3Q17
4Q17
1Q18
2Q18
1H17
1H18
Recovery of Written-Off Loans
Provisions for Loan Losses
Cost of Credit

Santander

Continuous focus on increasing productivity and cost control


Expenses (R$ million)
7%
1%
5%
4,550
501
4,049
4,806
527
4,279
5,183
551
4,632
4,805
548
4,257
4,867
556
4,311
9,179
991
8,188
9,672
1,104
8,568
2Q17
3Q17
4Q17
1Q18
2Q18
1H17
1H18
General Expenses
Depreciation and Amortization

R$ million	1H18	1H17	12M	3M
General Expenses	8,568	8,188	4.6%	1.3%
Administrative Expenses	3,973	3,782	5.1%	3.9%
Personnel Expenses	4,595	4,406	4.3%	-1.0%
Depreciation and Amortization	1,104	991	11.4%	1.4%
Total	9,672	9,179	5.4%	1.3%

Santander

Efficiency Ratio


43.4%
40.0%
39.6%
-3.8 p.p. YoY
44.2%
39.8%
2Q17
1Q18
2Q18
1H17
1H18

Recurrence Ratio


83.4%
86.0%
87.8%
4.5 p.p. YoY
81.7%
86.9%
2Q17
1Q18
2Q18
1H17
1H18

ROAA


1.4%
1.6%
1.7%
0.3 p.p. YoY
1.3%
1.6%
2Q17
1Q18
2Q18
1H17
1H18

ROAE


15.8%
19.1%
19.5%
3.8 p.p. YoY
15.9%
19.3%
2Q17
1Q18
2Q18
1H17
1H18

Santander

Comfortable capital and liquidity levels



Loans/
Funding from Customers
85.4%
88.5%
89.4%
Jun.17
Mar.18
Jun.18



BIS Ratio
16.5%
15.3%
14.8%
13.3%
13.0%
12.4%
Jun.17
Mar.18
Jun.18
BIS Ratio
CET1 - Fully Loaded

We declared dividends and IoC **2Q18 | R$ 600 MM[1]** and **1H18 | R$ 1.2 Bi[2]**

[1] In 2Q18, we declared R$ 600 million in dividends, payable on July 27th, 2018. [2] In 1H18 the amount of R$ 1,200 million comprised dividends declared in 2Q18 and IoC payable on April 26th, 2018.

Agenda

Santander

Recurrence and sustainable business model,

with **improved experience and satisfaction** for our customers

and greater **shareholder value**

Net Profit in 1H18 grew 27% YoY

Total Revenues in 1H18 increased 14% YoY

Active and preemptive risk management reflected in the quality of our loan indicators

Continuous focus on increasing productivity and controlling costs

ROE: 19.5%,

+378bps (2Q18, YoY)

I Santander Brasil Investor Day

São Paulo, 2019

1st Quarter 2019

Please visit the Investor Relations website for further information

www.ri.santander.com.br

Santander

Santander Corporate & Investment Banking

Santander Corporate

Santander Negócios e Empresas

Santander Financiamentos

Santander Asset Management

Santander Private Banking

Santander Select

Santander Van Gogh

Santander Tecnologia

Santander Securities Services

getnet
Uma empresa Santander

olé
consignado

webmotors
a marca automotiva nº1 do Brasil

PROSPERA
Santander Microcrédito

Return
Uma empresa Santander

ZURICH Santander
ZURICH SANTANDER · SEGUROS E PREVIDÊNCIA

esfera

Santander Universidades

universia

FAROL
SANTANDER

Santander
CULTURAL

TEATRO
Santander

Appendix

Managerial P&L	1H18	1H17	Abs.	12M
R$ million				
Net Interest Income	20,623	17,966	2,657	14.8%
Allowance for Loan Losses	(5,256)	(4,624)	(631)	13.7%
Net Interest Income After Loan Losses	15,367	13,342	2,025	15.2%
Fees	8,409	7,501	908	12.1%
General Expenses	(9,672)	(9,179)	(493)	5.4%
Personnel Espenses + Profit Sharing	(4,595)	(4,406)	(189)	4.3%
Administrative Expenses	(5,077)	(4,773)	(304)	6.4%
Tax Expenses	(1,988)	(1,798)	(191)	10.6%
Other income (expenses)	(2,766)	(2,900)	134	-4.6%
Investments in Affiliates and Subidiaries	9	16	(7)	-43.8%
Non-Operating Income	27	(278)	305	n.a.
Profit Before Taxes	9,386	6,705	2,681	40.0%
Income Tax and Social Contribution Tax	(3,329)	(1,899)	(1,430)	75.3%
Minority Interest	(173)	(190)	17	-9.0%
Net Profit	5,884	4,615	1,268	27.5%

Managerial P&L	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
R$ million						
Net Interest Income	**8,868**	**9,098**	**9,863**	**9,498**	**10,163**	**10,460**
Allowance for Loan Losses	(2,264)	(2,360)	(2,429)	(2,656)	(2,652)	(2,604)
Net Interest Income After Loan Losses	**6,604**	**6,738**	**7,434**	**6,843**	**7,511**	**7,856**
Fees	3,709	3,792	3,871	4,239	4,134	4,275
General Expenses	(4,629)	(4,550)	(4,806)	(5,183)	(4,805)	(4,867)
Personnel Expenses + Profit Sharing	(2,200)	(2,205)	(2,319)	(2,367)	(2,309)	(2,286)
Administrative Expenses	(2,429)	(2,344)	(2,487)	(2,816)	(2,496)	(2,581)
Tax Expenses	(906)	(892)	(914)	(955)	(964)	(1,024)
Other Income (Expenses)	(1,372)	(1,528)	(1,835)	(1,084)	(1,334)	(1,432)
Investments in Affiliates and Subsidiaries	5	11	10	(1)	3	6
Non-Operating Income	(68)	(210)	(35)	53	13	15
Profit Before Taxes	**3,343**	**3,362**	**3,725**	**3,912**	**4,557**	**4,829**
Income Tax and Social Contribution Tax	(973)	(926)	(1,030)	(1,067)	(1,615)	(1,714)
Minority Interest	(90)	(101)	(110)	(93)	(83)	(90)
Net Profit	**2,280**	**2,335**	**2,586**	**2,752**	**2,859**	**3,025**

R$ million	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18
Current and Long-Term Assets	**701,088**	**640,995**	**664,984**	**672,561**	**713,329**	**728,300**
Cash and Cash Equivalents	5,405	8,261	7,080	11,234	10,658	11,884
Interbank Investments	52,642	51,599	49,963	46,761	44,335	53,295
Securities and Derivative Financial Instruments	166,131	168,391	182,557	171,730	193,149	187,417
Interbank Accounts	64,369	68,135	68,277	82,504	81,953	90,695
Lending Operations	240,629	240,014	246,068	255,486	262,811	272,496
Allowance for Loan Losses	(17,084)	(17,229)	(17,327)	(17,462)	(17,747)	(18,096)
Other Receivables	169,123	102,050	108,572	102,540	117,606	109,859
Other Assets	2,788	2,546	2,467	2,306	2,816	2,654
Permanent Assets	12,430	12,056	11,784	11,172	11,019	10,771
Investments	379	372	391	371	434	440
Fixed Assets	7,238	7,174	7,060	6,396	6,305	6,346
Intangibles	4,812	4,510	4,334	4,405	4,281	3,985
Goodwill net of amortization	1,703	1,249	795	930	863	796
Others	3,109	3,260	3,539	3,475	3,418	3,189
Total Assets	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**
Total Assets (Excluding Goodwill)	**711,814**	**651,801**	**675,973**	**682,802**	**723,485**	**738,275**

R$ million	Mar.17	Jun.17	Sep.17	Dec.17	Mar.18	Jun.18
Current and Long-Term Liabilities	**649,710**	**589,129**	**611,637**	**621,824**	**659,629**	**673,248**
Deposits	148,012	178,615	204,118	203,532	221,268	241,754
Demand Deposits	14,824	16,175	15,980	17,177	16,799	17,369
Savings Deposits	36,114	37,064	38,570	40,572	41,409	42,571
Interbank Deposits	2,262	2,894	2,701	3,292	3,678	4,199
Time Deposits	94,813	122,482	146,867	142,481	159,378	177,611
Money Market Funding	160,419	150,083	141,526	129,962	134,834	133,155
Funds from Acceptance and Issuance of Securities	95,009	85,139	78,143	76,656	81,441	77,045
Interbank Accounts	1,390	1,790	1,571	264	1,752	1,732
Interbranch Accounts	2,210	2,719	3,051	4,275	2,879	2,854
Borrowings	28,040	28,007	26,235	33,471	32,231	46,559
Domestic On-Lending - Official Institutions	16,772	16,842	16,934	16,636	15,592	14,329
Derivative Financial Instruments	21,794	16,919	18,952	20,681	21,072	17,793
Other Payables	176,064	109,015	121,107	136,347	148,560	138,027
Deferred Income	543	519	506	511	470	423
Minority Interest	2,566	2,545	2,268	1,897	2,002	2,076
Equity	60,698	60,858	62,359	59,500	62,247	63,325
Total Liabilities	**713,517**	**653,050**	**676,768**	**683,732**	**724,348**	**739,071**
Equity (Excluding Goodwill)	**58,994**	**59,608**	**61,564**	**58,570**	**61,384**	**62,529**

R$ million	Jun.18	Jun.17	12M	Mar.18	3M
Individuals	**119,837**	**97,414**	**23.0%**	**113,700**	**5.4%**
Leasing / Auto Loans (*)	1,988	1,782	11.5%	1,893	5.0%
Credit Card	25,727	20,921	23.0%	24,422	5.3%
Payroll Loans	30,803	21,959	40.3%	28,449	8.3%
Mortgage	30,331	27,046	12.1%	29,117	4.2%
Agricultural Loans	5,005	4,186	19.5%	5,329	-6.1%
Personal Loans / Others	25,984	21,519	20.7%	24,490	6.1%
Consumer Finance	**45,369**	**36,988**	**22.7%**	**43,611**	**4.0%**
Corporate	**125,273**	**122,363**	**2.4%**	**123,086**	**1.8%**
Leasing / Auto Loans	2,923	2,727	7.2%	2,852	2.5%
Real Estate	5,120	8,207	-37.6%	5,802	-11.8%
Trade Finance	26,608	23,201	14.7%	24,256	9.7%
On-Lending	10,654	11,193	-4.8%	11,119	-4.2%
Agricultural Loans	6,228	7,017	-11.3%	6,271	-0.7%
Working Capital / Others	73,741	70,018	5.3%	72,787	1.3%
Total	**290,479**	**256,765**	**13.1%**	**280,398**	**3.6%**

(*) Including consumer lending, the consumer auto loan portfolio for individuals totaled R$ 39,772 MM in Jun/18, R$ 38,185 MM in Mar/18 and R$ 32,650 MM in Jun/17.

WE INCREASED BY 32% OUR TURNOVER IN THE LAST 12 MONTHS

Santander

		1H18	1H17	12M
Credit	Turnover (R$ million)	51,823	41,783	24%
	Transactions (thousand)	405,975	346,423	17%
Debit	Turnover (R$ million)	33,200	22,728	46%
	Transactions (thousand)	567,081	369,963	53%
Total	Turnover (R$ million)	85,023	64,512	32%
	Transactions (thousand)	973,056	716,386	36%



getnet
Santander

getnet
Uma empresa Santander



Investor Relations (Brazil)

Av. Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
Fax: 55 11 3553 7797
E-mails: ri@santander.com.br
acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

Índice de Sustentabilidade Empresarial ISE